Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Jaguar Land Rover Automotive Plc, UK proposes tender offer to purchase its outstanding series of notes

Mumbai, 6 October 2023: Reproduced hereunder is an announcement issued by Jaguar Land Rover Automotive Plc, UK, a wholly owned subsidiary of Tata Motors Limited (‘the Company’) on the captioned subject, contents of which is self-explanatory.

This is for the information of the Exchanges and the members.

NOT FOR PUBLIC RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

THIS ANNOUNCEMENT IS FOR INFORMATION ONLY AND IS NOT AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER TO SELL ANY SECURITIES.

London, 6 October 2023

Jaguar Land Rover Automotive plc announces

tender offers for three series of notes

LONDON – Jaguar Land Rover Automotive plc (the “Company”), the parent company of the Jaguar Land Rover group of companies and a subsidiary of Tata Motors Limited, announces today the commencement of three separate offers to purchase for cash any and all of the outstanding series of notes listed in the table below (the “Notes”). We refer to each offer to purchase a series of Notes as an “Offer” and collectively as the “Offers.” Our obligation to complete an Offer with respect to a particular series of Notes is conditioned on the aggregate principal amount of all validly tendered Notes in respect of the Offers for such series of Notes and each series of Notes that has a higher priority level, not exceeding $500,000,000 (the “Principal Amount Cap”). For purposes of applying the Principal Amount Cap, the Company intends to use a conversion rate of Euros to U.S. dollars of €1.000 to $1.053 (the “Currency Conversion Rate”). The Offers are being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 6, 2023 relating to the Notes (the “Offer to Purchase”) and the accompanying notice of guaranteed delivery (the “Notice of Guaranteed Delivery,” and together with the Offer to Purchase, the “Tender Offer Documents”). We refer to the purchase price set forth below for each series of Notes as the “Purchase Price.”

Acceptance Priority Level	CUSIP/ISIN	Description of Security	Principal Amount Outstanding	Purchase Price(1)(2)
1	Rule 144A ISIN: XS2010037500 Reg S ISIN: XS2010037682	6.875% Senior Notes due 2026 (“2026 Notes” or “EUR Notes”)	€500,000,000	€1,017.50
2	Rule 144A CUSIP: 47010BAK0; ISIN: US47010BAK08 Reg S CUSIP: G5002FAU0; ISIN: USG5002FAU06	5.875% Senior Notes due 2028 (“2028 Notes”)	€650,000,000	$907.50
3	Rule 144A CUSIP: 47010BAM6; ISIN: US47010BAM63 Reg S CUSIP: G5002FAV8; ISIN: USG5002FAV88	5.500% Senior Notes due 2029 (“2029 Notes” and together with the 2028 Notes, “USD Notes”)	€500,000,000	$870.00

(1) Per €1,000 in aggregate principal amount with respect to the EUR Notes and $1,000 aggregate principal amount with respect to the USD Notes.

(2) The Purchase Price does not include the applicable Accrued Coupon Payment (as defined below), which will be payable in cash in addition to the applicable Purchase Price.

The Offers for the Notes will each expire at 5:00 p.m. (Eastern time) on October 13, 2023, in each case unless extended or earlier terminated (such date and time with respect to an Offer, as the same may be extended with respect to such Offer, the “Expiration Deadline”). Notes (as defined below) tendered for purchase may be validly withdrawn at any time (i) at or prior to the earlier of (x) the Expiration Deadline and (y) in the event such Offer is extended, the tenth business day after the commencement of the Offer, and (ii) after the 60th business day after commencement if for any reason the Offer has not been consummated within 60 business days of commencement of the Offer (the “Withdrawal Deadline”). The “Settlement Date” is expected to be the third business day after the applicable Expiration Deadline, or October 18, 2023, unless extended with respect to any Offer.

Upon the terms and subject to the conditions set forth in the Offer Documents, holders who (i) validly tender Notes at or prior to the applicable Expiration Deadline or (ii) validly tender their Notes at or prior to the applicable guaranteed delivery deadline pursuant to the guaranteed delivery procedures, and whose Notes are accepted for purchase by us, will receive the applicable Purchase Price for each $1,000 (in respect of USD Notes) or €1,000 (in respect of EUR Notes) principal amount of such Notes in cash on the applicable Settlement Date.

In addition to the applicable Purchase Price, holders whose Notes are accepted for purchase will receive a cash payment equal to the accrued and unpaid interest on such Notes from and including the immediately preceding interest payment date for such Notes to, but excluding, the applicable Settlement Date (the “Accrued Coupon Payment”). Interest will cease to accrue on the applicable Settlement Date for all Notes accepted in the Offers, including those tendered through the guaranteed delivery procedures.

The Offers are subject to the terms and conditions described in the Tender Offer Documents, including, among other things, the Maximum Total Principal Amount Condition (as described below), risk factors, and certain acknowledgments, representations, warranties and agreements made by, or on behalf of, a tendering holder. The Company reserves the right, subject to applicable law, to waive any and all conditions to any Offer, including the Maximum Total Principal Amount Condition. If any series of Notes is accepted for purchase pursuant to the Offers, all validly tendered Notes of that series will be accepted for purchase. No series of Notes will be subject to proration pursuant to the Offers.

The Company’s obligation to complete an Offer with respect to a particular series of Notes is conditioned on the aggregate principal amount of all validly tendered Notes in respect of the Offers, not exceeding the Principal Amount Cap, unless waived by the Company as provided in the Offer to Purchase. If at the Expiration Deadline for a particular Offer, the aggregate principal amount of the validly tendered Notes in respect of the Offer (together with the aggregate principal amount for all validly tendered Notes of each series with a higher Acceptance Priority Level (as set forth in the table above)) is greater than the Principal Amount Cap, then the Company will not be obligated to accept for purchase such series of Notes and may terminate the Offer with respect to such series of Notes as well as each series of Notes with a lower Acceptance Priority Level (as set forth in the table above) (the “Maximum Principal Amount Condition”). All validly tendered Notes of a series having a higher Acceptance Priority Level will be accepted before all validly tendered Notes of a series having a lower Acceptance Priority Level are accepted. The Notes have a minimum denomination of $200,000 (in case of USD Notes) or €100,000 (in case of EUR Notes).

The Company has retained BNP Paribas, J.P. Morgan Securities LLC, J. P Morgan Securities plc and Standard Chartered Bank to act as dealer managers (the “Dealer Managers”) for the Offers. Questions regarding the terms and conditions of the Offers may be directed to the following Dealer Managers at their respective addresses and telephone numbers listed below.

Dealer Managers

With respect to USD Notes and EUR Notes	With respect to USD Notes	With respect to EUR Notes	With respect to USD Notes and EUR Notes
BNP Paribas 16, Boulevard des Italiens 75009 Paris France Telephone: +33 1 55 77 78 94 Email: liability.management@bnpparibas.com	J.P. Morgan Securities LLC 383 Madison Avenue New York, New York 10179 United States U.S. Toll-Free: +1 (866) 834-4666; U.S. Telephone: +1 212 834 4818	J.P. Morgan Securities plc 25 Bank Street Canary Wharf London, E14 5JP United Kingdom Attention: EMEA Liability Management Group Telephone: +44 20 7134 2468 Email: liability_management_EMEA@jpmorgan.com

STANDARD CHARTERED BANK

1 Basinghall Avenue

London EC2V 5DD

United Kingdom

Attention: Liability Management

Telephone: +1 212 667 0351 / +44 20 7885 5739 / +65 655 78286 / +852 398 38658

Email: liability_management@sc.com

D.F. King & Co., Inc., will act as the information and tender agent for the Offers (“Information and Tender Agent”). Any questions regarding procedures for tendering Notes or requests for additional copies of this Offer to Purchase and the Notice of Guaranteed Delivery should be directed to the Information and Tender Agent. Copies of this Offer to Purchase and Notice of Guaranteed Delivery are available for Holders via the following website in connection with the Offers: https://www.dfkingltd.com/JLR.

Information and Tender Agent

D.F. King & Co., Inc.

Email: jaguar@dfking.com

In New York 48 Wall Street, 22nd Floor New York, NY 10005 United States of America Banks and Brokers call: (212) 269-5550 All others call Toll Free: (866) 342-4882	In London 65 Gresham Street London EC2V 7NQ United Kingdom Telephone: +44 20 7920 9700
Email: jaguar@dfking.com Website: https://www.dfkingltd.com/JLR

If the Company terminates any Offer with respect to one or more series of Notes, all Notes tendered pursuant to such terminated Offer will be returned promptly to the tendering holders thereof. With effect from such termination, any Notes blocked in the Clearing Systems (as defined below) will be released.

Holders are advised to check with any bank, securities broker or other intermediary through which they hold Notes as to when such intermediary would need to receive instructions from a beneficial owner in order for that holder to be able to participate in, or withdraw their instruction to participate in the Offers before the deadlines specified herein and in the Offer to Purchase. The deadlines set by any such intermediary and The Depository Trust Company (“DTC”), Clearstream Banking S.A. (“Clearstream”) or Euroclear Bank SA/NV (“Euroclear”) (each a “Clearing System” and collectively, the “Clearing Systems”) for the submission and withdrawal of tender instructions will also be earlier than the relevant deadlines specified herein and in the Offer to Purchase.

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This announcement is for informational purposes only. This announcement is not an offer to purchase or a solicitation of an offer to purchase any Notes. The Offers are being made solely pursuant to the Offer to Purchase. The Offers are not being made to holders of Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In any jurisdiction in which the securities laws or blue sky laws require the Offers to be made by a licensed broker or dealer, the Offers will be deemed to be made on behalf of the Company by the Dealer Managers or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

This communication and the Tender Offer Documents have not been approved by an authorized person for the purposes of Section 21 of the Financial Services and Markets Act 2000, as amended (the “FSMA”). Accordingly, this communication and the Tender Offer Documents are not being distributed to, and must not be passed on to, persons within the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”)), persons who are within Article 43(2) of the Order, persons who are qualified investors of the kind described in Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.), persons who otherwise fall within an exemption set forth in the Order such that section 21(1) of the FSMA does not apply or any other persons to whom the Offers may otherwise lawfully be made under the Order and all other applicable securities laws.

In particular, this communication and the Tender Offer Documents are only addressed to and directed at, in any Member State of the European Economic Area, qualified investors in that Member State as defined in Regulation (EU) 2017/1129 (as amended, the “Prospectus Regulation”), or in other circumstances falling within Article 1(4) of the Prospectus Regulation. Any person who is not a relevant person should not act or rely on any document relating to the Offers or any of their contents.

The distribution of the Offer to Purchase in certain jurisdictions may be restricted by law. Persons into whose possession the Offer to Purchase comes are required by the Company, the Dealer Managers and the Information and Tender Agent to inform themselves about, and to observe, any such restrictions.

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Cautionary Statement Regarding Forward-Looking Statements

In this communication the Company has made forward-looking statements. These forward-looking statements are not historical facts, but only predictions and generally can be identified by use of statements that include phrases such as “will,” “may,” “should,” “continue,” “anticipate,” “believe,” “expect,” “plan,” “appear,” “project,” “estimate,” “intend,” or other words or phrases of similar import. Similarly, statements that describe our objectives, plans or goals also are forward-looking statements. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those currently anticipated. Factors that could materially affect these forward-looking statements can be found in the Offer to Purchase under the heading “Risk Factors”. Holders are urged to consider these factors carefully in evaluating the forward- looking statements and are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements included in this press release are made only as of the date of this press release, and the Company undertakes no obligation to update publicly these forward-looking statements to reflect new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events might or might not occur. The Company cannot assure you that projected results or events will be achieved.

ENDS

About Tata Motors

Part of the USD 128 billion Tata group, Tata Motors Limited (BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 42 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses, offering extensive range of integrated, smart and e-mobility solutions. With ‘Connecting Aspirations’ at the core of its brand promise, Tata Motors is India’s market leader in commercial vehicles and amongst the top three in the passenger vehicles market.

Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. The company is pioneering India's Electric Vehicle (EV) transition and driving the shift towards sustainable mobility solutions by preparing a tailor-made product strategy, leveraging the synergy between the Group companies and playing an active role liasoning with the Government in developing the policy framework.

With operations in India, the UK, South Korea, Thailand, South Africa and Indonesia, Tata Motors’ vehicles are marketed in Africa, Middle East, Latin America, South East Asia and South Asian Association for Regional Cooperation (SAARC) countries. As of March 31, 2023, Tata Motors’ operations inter alia includes 88 consolidated subsidiaries, 2 joint operations, 3 joint ventures and numerous equity-accounted associates, including their subsidiaries, in respect of which the company exercises significant influence.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.